As filed with the Securities and Exchange Commission on March 13, 2019

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

APPLICATION FOR AN ORDER PURSUANT TO SECTION

3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT LYFT, INC.

IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT

OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES

In the Matter of

LYFT, INC.

File No. 812-

Please send all communications to:

Kristin N. Sverchek

David V. Le

Kevin C. Chen

Christopher M. Reilly

Lyft, Inc.

185 Berry Street, Suite 5000

San Francisco, California 94107

(844) 250-2773

Rajib Chanda, Esq.

Christopher P. Healey, Esq.

Nicholas O. Ridley, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

(202) 636-5543

This Application (including Exhibits)

consists of 20 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of LYFT, INC. 185 Berry Street, Suite 5000 San Francisco, California 94107 File No. 812-	APPLICATION FOR AN ORDER PURSUANT TO SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT LYFT, INC. IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES.

I. SUMMARY OF RELIEF REQUESTED

Lyft, Inc. (“Lyft” or the “Company”),1 a Delaware corporation with its principal executive office in San Francisco, California, hereby applies for an order of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Section 3(b)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”),2 finding and declaring that Lyft is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore is not an “investment company,” as defined in the 1940 Act. An order from the SEC would confirm the status of Lyft as an operating company whose business is currently focused on operating a multimodal transportation network that offers access to a variety of transportation options. Consistent with this operating business, Lyft, directly and through its wholly-owned subsidiaries, is one of the largest and fastest-growing multimodal transportation networks in the United States and Canada.

Lyft is filing this application pursuant to Section 3(b)(2) (the “Application”) to confirm its status as an operating company and not as an investment company. Section 3(a)(1), sets forth a three-prong definition that broadly defines an “investment company,” as any issuer that:

(A)    is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (the “Business Test”);

(B)    is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(C)    is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the “Asset Test”).

[1]	As used herein, references to “Lyft” and to the “Company” typically refer to entity Lyft, Inc., but in some contexts also are intended to include its subsidiaries.
[2]	Unless otherwise indicated, all references to sections and rules herein are in references to those sections and rules under the 1940 Act.

Lyft is not, does not hold itself out as being, and does not propose to become engaged primarily in the business of investing in securities. Therefore, as will be discussed in detail in this Application, Lyft is not an investment company on the basis of the Business Test.

Lyft does not issue, has never issued, and does not propose to issue face-amount certificates of the installment type. Therefore, Lyft is not an investment company on that basis, and this Application does not address this aspect of the definition of investment company any further.

The value of Lyft’s investment securities constituted approximately 26.5% of the value of the Lyft’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis as of December 31, 2018, after giving effect to certain assets fair valued at the direction of its board. The value of Lyft’s investment securities constituted approximately 68.8% of the value of Lyft’s total assets (exclusive of Government securities and cash items), on an unconsolidated basis, without giving effect to certain fair valued assets that are not recognized on Lyft’s balance sheet. Taking into consideration only the Company’s consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), it would appear that 78% of the value of Company’s total assets (exclusive of Government securities and cash items) consist of investment securities as of December 31, 2018. Lyft’s investments in Capital Preservation Investments3 constituted 100% of its investments in investment securities, as of December 31, 2018.4 Lyft has determined that it also would be exempt from the definition of investment company pursuant to Section 3(b)(1), as it is primarily engaged, directly and through its wholly-owned subsidiaries, in non-investment company business.

Lyft is seeking an order from the Commission pursuant to Section 3(b)(2) because Lyft’s ability to pass the Asset Test in Section 3(a)(1)(C) has become uncertain, and compliance with the Asset Test may hinder its business over the long term as Lyft transitions into a public company. 5 Lyft intends that its initial public offering will result in an infusion of cash that likely will not be immediately deployed and may distort Lyft’s status due to the treatment of cash under the Asset Test and the Capital Preservation Investments that Lyft anticipates holding to manage its cash. Additionally, Lyft, like many other similarly situated technology companies, maintains a significant amount of intangible assets, such as internally-generated intellectual property and its established user base, that may not appear on a balance sheet prepared in accordance with GAAP. At the direction of its board of directors, Lyft has undertaken to determine the fair value of its intangible assets that are not carried at market or fair value on consolidated balance sheets prepared in accordance with GAAP. Taking into account these valuations, Lyft believes that the value of its investment securities is (and likely will remain) well below 40% of its total assets (excluding Government securities and cash items) on an unconsolidated basis.

Valuation of internally-developed intangible assets is, however, difficult and inherently subjective, and some contractual counterparties—such as underwriters, lenders or business partners—may not accept investment company status representations based on unconsolidated calculations that rely on Lyft’s valuations of those assets.

[3]

“Capital Preservation Investments” refers collectively to the Company’s investments in short-term investment grade and liquid fixed income and money market investments that earn competitive market returns and provide a low level of credit risk.

[4]

GAAP requires consolidation of majority-owned subsidiaries while the Asset Test requires analysis of an issuer’s assets on an unconsolidated basis. Lyft maintains a subsidiary that holds a substantial amount of investment securities but is not itself an investment company because it is an insurance company under Section 3(c)(3). Lyft’s consolidated balance sheets prepared in accordance with GAAP therefore shows a significant amount of investment securities that would not properly be treated as investment securities for purposes of determining Lyft’s status under the Asset Test.

[5]

Section 3(b)(1) is a self-executing provision. However, as with 3(a)(1)(C), Lyft’s reliance on Section 3(b)(1) leaves open the possibility that, while Lyft believes that it falls within the exclusion set forth in Section 3(b)(1), the Commission, the courts, or another interested party might take a different view.

For these reasons, Lyft is seeking an order of the Commission pursuant to Section 3(b)(2). The Company believes the requested order is warranted because Lyft is primarily engaged, and will continue to be primarily engaged, in a business other than a business of investing, reinvesting, owning, holding, or trading in securities within the meaning of Section 3(b)(2), as interpreted by In re Tonopah Mining Co., 26 S.E.C. 426 (1947) (“Tonopah Mining”), the formative case distinguishing operating companies from investment companies for purposes of the 1940 Act.

II. BACKGROUND

A.	The Company

1.	Overview.

The Company was incorporated in 2007 as Bounder Web, Inc., a Delaware corporation. In 2008, the Company changed its name to Zimride, Inc. The Lyft business was started in 2012 and the Company changed its name to Lyft, Inc. when it sold the assets related to its Zimride operations. The Company’s headquarters is located in San Francisco, California. The Company operates a multimodal transportation network that offers access to a variety of transportation. The Company operates in over 300 markets across the United States and Canada, and the Lyft app is available to over 95% of the U.S. population, as well as select cities in Canada.

As of December 31, 2018, Lyft had 4,791 employees worldwide, consisting of approximately 1,725 employees in product management, engineering and design organizations, including several hundred employees in the Company’s Level 5 Engineering Center in Palo Alto, California. The remaining number of employees are in brand and product marketing, people, recruiting, operations, customer support, finance, accounting, business development, legal services, policy and government relations.

2.	Operating Structure.

The Company’s business operations are primarily conducted through the parent level entity, but Lyft also maintains a number of wholly-owned subsidiaries in various jurisdictions, some of which, in turn, maintain other wholly-owned subsidiaries of their own. Lyft’s wholly-owned subsidiaries include: Bikeshare Holdings LLC, which it acquired in 2018 and formerly operated the largest bike sharing platform in the United States; Blue Vision Labs, a London-based computer vision company acquired to assist the Company in developing autonomous vehicles; and Pacific Valley Insurance Company, Inc. (“PVIC”), a captive insurance company.6 Each of these subsidiaries serves a specific function that complements and advances Lyft’s overall business model. Lyft does not operate through, or maintain positions in, any subsidiaries that are not wholly owned.

3.	Lyft’s Business.

Lyft’s primary business is facilitating peer-to-peer ridesharing by connecting drivers who have a car with passengers who need a ride as a transportation network company (“TNC”). The Company’s proprietary technology platform (the “Lyft Platform”) provides a marketplace where drivers can be matched with passengers via the Lyft mobile applications. Drivers provide transportation services to their passengers through various ride offerings (e.g., private rides, shared rides, luxury vehicle rides, etc.) on the Lyft Platform. In addition to its ridesharing marketplace, Lyft’s operations also include expanding its transportation modes, including its network of shared bikes and scooters, integrated third-party public transit data that provides a robust view of transportation options and access to a limited fleet of autonomous vehicles, and enhancing the Lyft app and Lyft’s support services, including 24/7 support and earnings tools and a flexible car rental program.

[6]

Lyft maintains additional wholly-owned subsidiaries that are not discussed in this Application. Other than PVIC, none of Lyft’s subsidiaries currently hold any investment securities. As noted in footnote 4, PVIC is not an investment company because it is an insurance company under Section 3(c)(3). With respect to Lyft’s other subsidiaries, none of them would be an investment company under Section 3(a)(1), and none of them are relying on the exclusions from the definition of investment company in Sections 3(c)(1) or 3(c)(7).

a.	The Lyft Platform

The Lyft Platform offers riders seamless and on-demand access to a variety of transportation options and is comprised of:

•

Ridesharing Marketplace. Lyft’s core offering since 2012 connects drivers with riders who need to get somewhere. Lyft’s Ridesharing Marketplace is available to over 95% of the U.S. population, as well as in select cities in Canada. Lyft offers different ridesharing options that enable riders to optimize across a number of factors, including time, cost, number of seats, service, comfort and convenience.

•

Bikes and Scooters. Lyft has a network of shared bikes and scooters in a number of cities to address the needs of riders who are looking for lower-priced, more active and often more efficient options for short trips during heavy traffic. These modes can also help supplement the first mile and last mile of a multimodal trip with public transit.

•

Public Transit. Lyft’s Nearby Transit offering integrates third-party public transit data into the Lyft app to offer riders a robust view of transportation options. By offering public transit information in addition to its own proprietary offerings, Lyft is furthering its goal of creating a more seamless and connected transportation network and increasing rider engagement with its platform.

•

Autonomous Vehicles. Lyft has a number of strategic partnerships to offer access to autonomous vehicles. The Lyft Open Platform provides market-leading developers of autonomous vehicle technology access to Lyft’s network to enable their vehicles to fulfill ride requests.

b.	Lyft Concierge

In addition to its product offerings for use by riders and drivers, Lyft also partners with organizational clients to enable them to request rides on behalf of their customers and employees. Lyft’s Concierge offering enables organizations of all types and sizes to request or schedule rides for other people. Lyft’s Concierge offering allows organizations to access real-time ride tracking, reduce the cost of their transportation programs and enjoy 24-hour customer support. Organizations can use the web app to request a ride for someone as soon as they are ready to go, or schedule a ride up to a week in advance. Alternatively, organizations can also choose to build seamless transportation experiences into their own applications by using the Lyft Concierge API. Lyft charges a Concierge platform fee for the use of its Concierge offering.

c.	Express Drive

Express Drive is Lyft’s flexible car rental program. It is designed for those who want to drive using the Lyft Platform but do not have access to a vehicle that meets Lyft’s requirements. Express Drive offers a preferred weekly rate on cars rented from the Company’s partners: Hertz, Flexdrive and Avis Budget Group. Express Drive has grown steadily since it began in 2016, with tens of thousands of cars now available in over 30 cities nationwide.

d.	Insurance

From the time a driver becomes available to accept rides in the Lyft Driver app until the rider is dropped off at their destination, Lyft, through its wholly-owned insurance subsidiary PVIC and deductibles, insures a substantial amount of the financial risk with respect to auto-related incidents, including bodily injury, property damage and uninsured and underinsured motorist liability. To comply with certain state insurance regulatory requirements for auto-related risks, Lyft procures a number of third-party insurance policies which provide the required coverage in such states. In connection with its reinsurance and deductible arrangements Lyft deposits funds into trust accounts held with third-party financial institutions from which such third-party insurance providers are reimbursed for claims payments. These liquidity reserves are contractually required and an important part of Lyft’s business operations.

4.	Liquidity and Capital Resources

Lyft’s business results in it generating and holding significant amounts of liquid capital. Lyft generates substantially all of its revenue from its ridesharing marketplace that connects drivers and riders. In 2018 the Company also generated revenue from its network of shared bikes and scooters, and its Express Drive program. Lyft sells virtually no tangible products and, accordingly, maintains limited other assets (currently comprised mostly of bicycles and scooters). The Company generates revenue from service fees and commissions (collectively, fees or fee) paid by the drivers for use of the Lyft Platform and related activities to connect the drivers with riders to facilitate rides via the Lyft app.

The Company reports revenue on a net basis, reflecting the fee owed to the Company from the drivers as revenue, and not the gross amount collected from the rider. Lyft collects the fare and related charges from riders on behalf of drivers at the time the ride is delivered using the rider’s authorized payment method, and then retains any fees owed to it before making the remaining disbursement to drivers. Accordingly, Lyft maintains no accounts receivable from drivers. This dynamic skews Lyft’s assets towards cash and other similar instruments.

5.	Research and Development

Lyft also is heavily involved in research and development of new technologies. Lyft believes that the world is at the beginning of a shift away from car ownership to Transportation-as-a-Service (“TaaS”). Lyft believes that technological and societal changes are creating the opportunity for a transportation revolution where car ownership can be substituted by delivering more affordable, convenient and enjoyable TaaS. Lyft is investing heavily to be at the forefront of this massive societal change. To continually bring new innovations to the Lyft Platform, the Company substantially invests in research and development.

Lyft has made, and will continue to make, significant investments into the Lyft Platform to attract and retain drivers and riders, expand the capabilities and scope of the Lyft Platform and enhance the user experience. Lyft’s investments in proprietary technologies and predictive analytics leverage insights derived from the rich set of data generated by the Lyft Platform. These investments allow Lyft to deliver an affordable, convenient and high-quality experience for its riders and increase the earnings of drivers. Lyft’s investments in mapping, routing, payments, in-app navigation and matching technologies are key to integrating technology and leveraging data science into the Lyft Platform in order to increase the efficiency of the Lyft Platform and improve safety.

In addition, Lyft is investing in autonomous technology, which it believes will be a critical part of the future of transportation. Lyft is employing a two-pronged strategy to bring autonomous vehicles to market. Lyft’s Platform provides market-leading developers of autonomous vehicle technology access to its network to enable their vehicles to fulfill rides on the Lyft Platform. Simultaneously, Lyft is building its own world-class autonomous vehicle system at its Level 5 Engineering Center, with the goal of ensuring access to affordable and reliable autonomous technology. Lyft’s Level 5 Engineering Center is tasked with achieving the Company’s vision of integrating autonomous vehicle technology into the Lyft Platform to complement drivers and increase availability. Lyft also has partnered with several companies to develop autonomous vehicle technology and offerings, including the development of jointly-owned intellectual property.

B.	Lyft’s Use of Capital Preservation Investments

It is important for Lyft’s business to maintain a substantial cash position. There are a number of business reasons for this, including the capital intensive nature of the TNC industry, Lyft’s need to maintain sufficient insurance reserves, Lyft’s need to maintain cash on hand for strategic acquisitions, and cash necessary to fund Lyft’s research and development activities.

1.	Capital Intensive Nature of Industry.

The TNC industry is a competitive and capital intensive industry, and, as a result, Lyft needs to maintain a substantial cash position that is available without substantial restrictions for ongoing operations, capital expenditures, and other developments. For example, it is important for Lyft to continually attract and retain qualified drivers and riders on its platform. Lyft intends to drive organic adoption in its rider base by continuing to make investments in its brand and growth marketing to increase consumer awareness. The Company also offers incentives for first-time riders to try Lyft and incentives for existing drivers and riders to refer new riders. Achieving and maintaining “density,” a sufficient number of active riders and drivers, utilizing our ridesharing marketplace is crucial to the driver and user experience for all users, and is a capital intensive exercise.

2.	Lyft’s Need to Maintain Sufficient Insurance Reserves

Lyft and PVIC maintain insurance reserves in the form of Capital Preservation Investments. To comply with certain state insurance regulatory requirements for auto-related risks, Lyft procures a number of third-party insurance policies which provide the required coverage in such states. Lyft’s insurance subsidiary, PVIC, a class 2 captive insurance company registered in Hawaii, reinsures the auto-related risk from such third-party insurance providers. As part of their operations, Lyft and PVIC are required to deposit funds into trust accounts with a third-party financial institution from which such third-party insurance providers are reimbursed for claims payments. Lyft held approximately $810 million in insurance reserves as of December 31, 2018.

Liability insurance claims may take several years to completely resolve, and the Company makes certain assumptions based on currently available information and industry statistics and utilizes actuarial models and techniques to estimate the reserves. A number of factors can affect the actual cost of a claim, including the length of time the claim remains open, economic and healthcare cost trends and the results of related litigation. Furthermore, claims may emerge in future years for events that occurred in a prior year at a rate that differs from previous actuarial projections. Accordingly, actual losses may vary significantly from the estimated amounts reported in the financial statements and so insurance reserves, and therefore the Company’s level of Capital Preservation Investments, are continually reviewed and adjusted as necessary.

3.	Cash Needed for Acquisitions

Lyft also needs to maintain substantial liquid capital as it continues to consider a wide array of potential strategic transactions including acquisitions of businesses, new technologies, services and other assets and strategic investments that complement its business. For example, in November 2018, Lyft acquired Motivate, the largest bike sharing platform in the United States. Additionally, in October 2018, Lyft completed the acquisition of Blue Vision Labs, a London-based computer vision company, to augment its development of autonomous vehicle technology.

4.	Research and development activities

Lyft also needs to maintain substantial cash reserves to fund its research and development activities. The market for TaaS networks is intensely competitive and characterized by rapid changes in technology, shifting rider needs and frequent introductions of new services and offerings. Lyft expects competition to continue, both from current competitors and new entrants in the market that may be well-established and enjoy greater resources or other strategic advantages.

Lyft believes that its continued success is dependent on its sufficient access to liquid capital to fund its ability to develop, manufacture, source, deploy, maintain and ensure utilization of the Company’s assets, including Lyft’s network of shared bikes and scooters, Driver Hubs, our spaces to assist drivers on and off the road, certain Express Drive vehicles and autonomous vehicle technology. Lyft also needs to maintain substantial cash reserves to fund its research and development activities. And in April 2018, Lyft entered into a five-year strategic development agreement with a manufacturer and supplier of automotive parts, whereby Lyft agreed to jointly develop and commercialize certain autonomous vehicle technology and, for the term of the agreement, share certain data derived from the joint development efforts and purchase certain jointly-developed hardware exclusively from this partner. In fiscal years 2016, 2017 and 2018, Lyft’s research and development expenses accounted for 19%, 13% and 14% of Lyft’s total revenue, respectively.

5.	Lyft’s cash management practices

In addition to the use of its capital for its current and future operations and potential strategic transactions and acquisitions, Lyft seeks to preserve its capital and maintain liquidity by investing in investments that are made to conserve capital and liquidity until the funds are used in the issuer’s primary business or businesses. These investments include Capital Preservation Investments. Lyft’s Capital Preservation Investments consist of investment-grade corporate bonds, commercial paper, and certificates of deposits. Capital Preservation Investments may constitute “investment securities,” as defined in Section 3(a)(2). To preserve its capital and maintain liquidity, Lyft also invests in instruments excluded from the definition of “investment securities,” as defined in Section 3(a)(2), including “Government securities,” as defined in Section 2(a)(16), certain securities issued by money market mutual funds, and other cash items (collectively, “Government securities and cash items”). The term “Capital Preservation Investments” does not include these Government securities and cash items.7

Lyft’s investments in Capital Preservation Investments constituted 100% of its investments in “investment securities” as of December 31, 2018. Lyft’s investment policy requires that no investments can mature more than 12 months from the date of purchase. Lyft does not own any minority equity interests in other issuers or other investment instruments that may be deemed investments securities other than its Capital Preservation Investments. Lyft seeks an order that would permit it to continue to invest in Capital Preservation Investments, in order to better support its business operations. Lyft anticipates that its investments in “investment securities” that are not Capital Preservation Investments will be no more than 10% of its total assets (other than Government securities and cash items) on an unconsolidated basis.

Lyft’s Chief Financial Officer, with the oversight of the board, is responsible for Lyft’s investment practices and defines the parameters for its investment activities. Lyft does not invest in securities for short-term speculative purposes.

III. REASON FOR REQUESTING RELIEF

Since its inception, Lyft has, directly and through its wholly-owned subsidiaries, primarily engaged in the business of developing and operating transportation solutions, with a focus on developing its multimodal transportation network over the last several years. Lyft does not believe it is currently, or has ever in the past, been primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities. However, Lyft is likely to seek to invest a significant portion of the cash proceeds from its initial public offering in Capital Preservation Investments, which may be deemed investment securities for purposes of the Asset Test. In order to compete and successfully innovate, Lyft requires capital to finance its research and development, secure intellectual property, conduct its normal course sales and marketing activities, acquire and retain users, and commercialize its offerings. Additionally, an important part of Lyft’s business involves insuring drivers utilizing its platform through a wholly-owned subsidiary, and as a result, Lyft must retain significant capital reserves to meet those obligations. Because of Lyft’s need to maintain substantial liquid capital, Lyft has determined that it is consistent with prudent investment management principles to maintain substantial investments in Capital Preservation Investments rather than maintaining all of its liquid assets as Government Securities and cash items.

Lyft is requesting relief because it is possible that third parties may question whether it is an investment company on the basis of its consolidated balance sheet prepared in accordance with GAAP, which the Company will be required to begin publicly disclosing once it completes the process of listing its Class A common stock and becomes a public reporting company subject to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). For example, based on the value of Lyft’s assets determined in accordance with Section 2(a)(41), including assets fair valued at the direction of its Board, and on an unconsolidated basis per the requirements of the Asset Test, approximately 26.5% of the Company’s total assets consisted of investments in investment securities as of

[7]

Section 2(a)(16) defines “Government securities” as those securities issued or guaranteed by the United States or its authorized instrumentality. The 1940 Act does not define the term “cash items,” although the Commission staff has interpreted cash items to include shares of registered money market funds qualified under Rule 2a-7 that seek to maintain a stable net asset value equal to $1.00 per share. See Willkie Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000); and 2014 Money Market Fund Reform Frequently Asked Questions, Question 61, available at https://www.sec.gov/divisions/investment/guidance/2014-money-market-fund-reform-frequently-asked-questions.shtml (revised Feb. 7, 2019).

December 31, 2018. The value of Lyft’s investment securities constituted approximately 68.8% of the value of Lyft’s total assets (exclusive of Government securities and cash items), on an unconsolidated basis, without giving effect to certain fair valued assets that are not recognized on Lyft’s balance sheet. Based on the Company’s consolidated financial statements prepared in accordance with GAAP, it would appear that 78% of the Company’s total assets consist of investment securities as of December 31, 2018. Lyft’s investments in Capital Preservation Investments constituted 100% of its investments in investment securities, as of December 31, 2018. Lyft has determined that it also would be exempt from the definition of investment company pursuant to Section 3(b)(1), as it is primarily engaged, directly and through its wholly-owned subsidiaries, in non-investment company business.

Continued reliance on passing the Asset Test is therefore uncertain, and it is possible that an interested party may take a different view regarding Lyft’s ability to rely on Section 3(b)(1), which is a self-executing provision. Lyft therefore submits this Application for an order pursuant to Section 3(b)(2) declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore that Lyft is excluded from the definition of “investment company” in Section 3(a)(1).

IV. DISCUSSION

A.	Introduction

Section 3(b)(2) authorizes the Commission to grant an order declaring that an issuer is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, either directly or through majority-owned subsidiaries or through controlled companies conducting similar types of business.

Lyft qualifies for such an order because its business consists of operating its multimodal transportation network, directly and through its wholly-owned subsidiaries. The Lyft Platform and activities directly related to the Lyft Platform constitute substantially all of the Company’s business. The Company’s need for liquid capital to conduct its business means that it, in part, makes investments in Capital Preservation Investments that are investment securities and that make up a significant portion of the Company’s total assets (exclusive of Government securities and cash items) on either a consolidated or unconsolidated basis. The need to invest the cash proceeds from Lyft’s impending initial public offering may increase the Company’s ratio of investment securities, potentially jeopardizing either its ability to pass the Asset Test or its ability to manage its liquid assets by investing in Capital Preservation Investments in a prudent manner.

Notwithstanding its Capital Preservation Investments, Lyft has been and will continue to be primarily engaged in the business of operating multimodal transportation networks. It is not a company whose business is primarily engaged in investing, reinvesting, owning, holding, and trading in securities.

B.	The Definition of Investment Company

A company is an “investment company” under Section 3(a)(1) and required to register with the Commission if it is an “issuer” and (i) it “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities,” or (ii) “it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and it owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

Section 3(a)(2) defines “investment securities” as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Sections 3(c)(1) or 3(c)(7)].” The Company’s cash items are held in bank deposits or shares of money market funds qualified under Rule 2a-7; therefore, those holdings also are excluded from the Asset Test calculation.

Notwithstanding any application of the Asset Test, an issuer may nevertheless be excluded from the definition of “investment company” under Section 3(b)(1) if it is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities;”8 or if the Commission grants an order pursuant to Section 3(b)(2). The 1940 Act does not define or otherwise establish clear benchmarks depicting the meaning of “primarily engaged,” leaving the meaning to the Commission to determine on a case-by-case basis pursuant to Section 3(b)(2). By its terms Section 3(b)(2) relates to the activities of both the parent and its majority-owned subsidiaries.9 Although Section 3(b)(2) prescribes an exemption only from the Asset Test, the operative “primarily engaged” language of Section 3(b)(2) has been interpreted consistently with the similar language of the Business Test.10 Accordingly, a Section 3(b)(2) order by its terms would declare that a company is not an “investment company” for both the Business Test and the Asset Test.

Thus, the primary inquiry, under either the Business Test or the Asset Test, is whether the Company’s business as an operating company, including the financing of its business, constitutes primarily engaging in investing, reinvesting, owning, holding, or trading in securities, rendering it an “investment company” within the meaning of the 1940 Act. The factors enumerated in Tonopah Mining are key to differentiating operating companies from investment companies. The five-factor Tonopah Mining test looks to: (i) a company’s historical development; (ii) its public representations of policy; (iii) the activity of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income. As is evident in the discussion below, the application of the Tonopah Mining factors compels the conclusion that Lyft is not an investment company.

C.	Application of the Tonopah Mining Test

1.	Historical Development.

a.	The Company’s Historical Development.

Beginning in 2007, when the Company was incorporated, and continuing through the present, Lyft has developed and operated transportation solutions and since 2012, Lyft has developed and operated its multimodal transportation network. Below is a brief compilation of the Company’s historical development:

•	The Company was incorporated in the state of Delaware on March 5, 2007 as Bounder Web, Inc.

•

On July 21, 2008, the Company changed its name to Zimride, Inc., to match the name of its initial transportation solution. Zimride focused on carpool matching services primarily targeted at universities and companies.

•	In the summer of 2012, the Company launched the Lyft Platform, which pioneered on-demand and peer-to-peer ridesharing.

•	On April 22, 2013, the Company changed its name to Lyft, Inc.

•

In July 2013, the Company sold the assets related to its Zimride operations to Enterprise Holdings, the parent company of Enterprise Rent-A-Car, to enable the Company to focus exclusively on the growth of Lyft.

•	In 2015, Lyft facilitated over 53 million rides on its platform.

[8]

As discussed previously, Lyft believes that it would also be exempt from the definition of investment company pursuant to Section 3(b)(1), which is a self-executing provision. However, as with 3(a)(1)(C), reliance on Section 3(b)(1) leaves open the possibility that, while Lyft believes that it falls within the exclusion set forth in Section 3(b)(1), the Commission, the courts, or another interested party might take a different view.

[9]	See Tonopah Mining, at 26 S.E.C. 426 (1947).
[10]

The Commission has recognized that “a determination under Section 3(b)(2) … that an issuer primarily is engaged in a noninvestment business also means that it is not an investment company under Section 3(a)(1)(A).” Investment Company Act Release No. 19566 (July 15, 1993) (proposing Rule 3a-8 under the 1940 Act). Rule 3a-8 expressly extends it exclusion to both Section 3(a)(1)(A) and Section 3(a)(1)(C). 17 C.F.R. §270.3a-8(a).

•	In 2016, Lyft launched Express Drive, enabling drivers to access flexible rental cars from third party partners for use on the Lyft Platform.

•	In 2017, Lyft opened its Level 5 Engineering Center to develop autonomous technology.

•	In 2017, Lyft expanded the Lyft Platform to Canada.

•	On March 14, 2018, Lyft partnered with Magna, a manufacturer and supplier of automotive parts, to jointly develop and commercialize certain autonomous vehicle technology.

•	In October 2018, Lyft acquired Blue Vision Labs, a London-based computer vision company, to augment its development of autonomous vehicle technology.

•	In November 2018, Lyft acquired Motivate, the largest bike sharing platform in the United States.

•	To date, Lyft has facilitated over one billion rides.

•

On March 1, 2019, Lyft filed a public registration statement for an initial public offering of its Class A common stock, which would be traded under the symbol “LYFT” on the Nasdaq Global Select Market.

Today, Lyft is one of the largest and fastest-growing multimodal transportation networks in the United States and Canada, with 18.6 million active riders and over 1.1 million drivers who provided rides in the quarter ended December 31, 2018. The Company estimates that approximately 9% of the population over 18 years of age in the United States has taken a ride with Lyft. Lyft currently operates in over 300 markets across the United States and Canada, and has established a widely-trusted and recognized brand.

The Company’s operating history clearly shows that it primarily engages in the development and operation of its multimodal transportation network, not in the business of investing, reinvesting, owning, holding, and trading in securities.

2.	Public Representations of Policy.

Lyft has been consistent in its press releases, marketing materials, and website that it is engaged in the business of operating its multimodal transportation network, including its peer-to-peer marketplace for on-demand ridesharing. Historically, Lyft has operated as a private company and has not made public representations regarding its asset composition. As it transitions to becoming a public company, Lyft’s offering documents emphasize its operating results and do not emphasize either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. Lyft does not hold itself out to the public, through press releases, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding or trading in securities; nor is Lyft or the Lyft brand generally perceived to be associated with the activities of an investment company within the meaning of the Act.

3.	Lyft’s Officers and Directors.

a.	The Background of Lyft’s Non-Employee Directors

Non-Employee Directors

Sean Aggarwal. Mr. Aggarwal has served as Lyft’s Chairman since January 2019 and as a member of Lyft’s board of directors since February 2016. Since March 2016, Mr. Aggarwal has served as the Chief Executive Officer of Soar Capital, LLC, where he focuses on investments in early-stage technology companies. From November 2011 to February 2015, Mr. Aggarwal served as the Chief Financial Officer at Trulia, Inc., an online real estate company. From June 2008 to October 2011, Mr. Aggarwal served as the Vice President of Finance at PayPal Holdings, Inc., an online payments company. From March 2003 to May 2008, Mr. Aggarwal worked at eBay Inc. in various finance roles including as Vice President of Finance. Prior to eBay Inc., Mr. Aggarwal served as Director of Finance at Amazon.com, Inc., an e-commerce company. Mr. Aggarwal started his career in investment banking with Merrill Lynch, Pierce, Fenner & Smith Incorporated, a financial services company. Mr. Aggarwal currently serves as a member of the board of directors of Arlo Technologies, Inc., a home security company, and Yatra Online, Inc., an online travel company. Mr. Aggarwal holds a B.A. from the College of Wooster and a Master of Management from Northwestern University, Kellogg School of Management.

Mr. Aggarwal was selected to serve on Lyft’s board of directors because of his significant operational experience as an executive with technology companies, and his deep understanding of finance, financial reporting, strategy, operations and risk management.

Jonathan Christodoro. Mr. Christodoro has served as a member of Lyft’s board of directors since May 2015. From July 2012 to February 2017, Mr. Christodoro served as Managing Director of Icahn Capital LP, a private investment firm. Prior to joining Icahn Capital LP, Mr. Christodoro served in various investment and research roles at P2 Capital Partners, LLC, Prentice Capital Management, LP and S.A.C. Capital Advisors, LP, each a private investment firm. Mr. Christodoro began his career as an investment banking analyst at Morgan Stanley & Co., an investment banking company, where he focused on merger and acquisition transactions across a variety of industries. Mr. Christodoro currently serves on the boards of directors of PayPal Holdings, Inc., Herbalife Nutrition Ltd., a nutrition company, Enzon Pharmaceuticals, Inc., a pharmaceutical company, SandRidge Energy, Inc., an oil and gas company, and Xerox Corporation, a document management solutions company. Mr. Christodoro was previously a director of eBay Inc., Cheniere Energy, Inc., a developer of natural gas liquefaction and export facilities and related pipelines, American Railcar Industries, Inc., a railcar manufacturing company, Hologic, Inc., a medical devices company, and Talisman Energy Inc., an oil and gas exploration and production company. Mr. Christodoro holds a B.S. in Applied Economics and Management from Cornell University and an M.B.A. from The Wharton School of the University of Pennsylvania.

Mr. Christodoro was selected to serve on Lyft’s board of directors because of his experience in financial and operational oversight as a result of his service on the boards of directors of numerous other companies.

Ben Horowitz. Mr. Horowitz has served as a member of Lyft’s board of directors since June 2016. Mr. Horowitz is a co-founder and has served as a General Partner of Andreessen Horowitz, a venture capital firm, since July 2009. From September 2007 to October 2008, Mr. Horowitz served as a Vice President and General Manager of Hewlett-Packard Company, an information technology company. From September 1999 to September 2007, Mr. Horowitz served as the co-founder, President and Chief Executive Officer of Opsware Inc., a computer software company. Mr. Horowitz currently serves on the boards of directors of Okta, Inc., a software company, and several privately-held companies. Mr. Horowitz holds a B.A. in Computer Science from Columbia University and a M.S. in Computer Science from the University of California, Los Angeles.

Mr. Horowitz was selected to serve on Lyft’s board of directors because of his extensive operating and management experience, his knowledge of technology companies and his extensive experience as a venture capital investor.

Valerie Jarrett. Ms. Jarrett has served as a member of Lyft’s board of directors since July 2017. Ms. Jarrett has served as a Senior Advisor to the Obama Foundation since April 2017 and a Distinguished Senior Fellow at the University of Chicago Law School since January 2018. From January 2008 to January 2016, Ms. Jarrett served as Senior Advisor to the President of the United States, where she oversaw the Office of Public Engagement and Intergovernmental Affairs and chaired the White House Council on Women and Girls. Prior to joining the administration of the President of the United States, Ms. Jarrett served in various senior positions, including Chief Executive Officer of the Habitat Company, a Chicago real estate development and management firm. She previously was Deputy Chief of Staff for the Mayor of Chicago, served as Commissioner of the Chicago Department of Planning and Development and chaired the Chicago Transit Board. Ms. Jarrett currently serves as Chairperson of the board of directors of When We All Vote, a non-profit organization, and serves on the boards of directors of 2U, Inc., an education technology company, and Ariel Investments, LLC, a private investment company. Ms. Jarrett holds a B.A. from Stanford University and a J.D. from the University of Michigan Law School.

Ms. Jarrett was selected to serve on Lyft’s board of directors because of her broad experience in public policy.

David Lawee. Mr. Lawee has served as a member of Lyft’s board of directors since November 2017. Mr. Lawee has served as a Partner of CapitalG, a growth equity fund backed by Alphabet Inc., the parent company of Google LLC, or Google, a global technology company, since January 2013. Prior to CapitalG, Mr. Lawee served as Google’s Vice President, Marketing and later as Google’s Vice President, Corporate Development. Prior to joining Google, Mr. Lawee co-founded numerous companies, including Xfire, Inc., an online gaming company which was acquired by Viacom Inc., and Mosaic Venture Partners, a venture capital firm. Mr. Lawee currently serves on the boards of directors of a number of privately-held companies. Mr. Lawee holds a B.A. in Philosophy from the University of Western Ontario, an M.B.A from the University of Chicago and a B.C.L. from McGill University.

Mr. Lawee was selected to serve on Lyft’s board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Hiroshi Mikitani. Mr. Mikitani has served as a member of Lyft’s board of directors since March 2015. Mr. Mikitani is the founder, Chairman and Chief Executive Officer of Rakuten, Inc., one of the world’s leading Internet service companies. Mr. Mikitani currently serves on the boards of directors of a number of privately-held companies. Mr. Mikitani holds a commerce degree from Hitotsubashi University and an M.B.A. from Harvard Business School.

Mr. Mikitani was selected to serve on Lyft’s board of directors because of his extensive operating and management experience with major technology companies.

Ann Miura-Ko. Dr. Miura-Ko served as a member of Lyft’s board of directors from June 2010 to May 2013 and has rejoined and served as a member of the board of directors since June 2016. Dr. Miura-Ko co-founded and has served as a Partner at Floodgate Fund, LP, a venture capital firm, since May 2008. Dr. Miura-Ko currently serves on the boards of directors of a number of privately-held companies. Dr. Miura-Ko holds a B.S. in Electrical Engineering from Yale University and a Ph.D. in Quantitative Modeling of Computer Security from Stanford University.

Dr. Miura-Ko was selected to serve on Lyft’s board of directors because of her extensive experience in the venture capital industry, technical expertise and knowledge of technology companies.

Maggie Wilderotter. Ms. Wilderotter has served as a member of Lyft’s board of directors since May 2018. Ms. Wilderotter has served as the Chief Executive Officer and Chairman of the Grand Reserve Inn, a luxury resort and vineyard, since August 2016. From November 2004 to April 2016, Ms. Wilderotter served in a number of roles at Frontier Communications Corporation, a public telecommunications company, including as Executive Chairman of the board of directors from April 2015 to April 2016, Chairman and Chief Executive Officer from January 2006 to April 2015, and President, Chief Executive Officer and a director from 2004 to 2006. Ms. Wilderotter currently serves on the board of directors of Costco Wholesale Corporation, a wholesale retailer, Cadence Design Systems, Inc., an electronic design automation software and engineering services company, Hewlett Packard Enterprise Company, an enterprise information technology company, and DocuSign, Inc., a digital transaction management services company. Ms. Wilderotter has served on many corporate boards, and in the past five years, was a director of Xerox Corporation, DreamWorks Animation SKG, Inc., an entertainment company, Juno Therapeutics, Inc., a biopharmaceutical company, and The Procter & Gamble Company, a consumer goods company. Ms. Wilderotter holds a B.A. in Economics from the College of the Holy Cross.

Ms. Wilderotter was selected to serve on Lyft’s board of directors because of her significant public company leadership experience as a board member and an officer, as well as her experience in senior leadership positions in the areas of marketing and technology.

b.	The Background of Lyft’s Executive Officers

The positions and backgrounds of Lyft’s executive officers are as follows.

Logan Green. Mr. Green is a co-founder of Lyft and has served as Chief Executive Officer and as a member of the board of directors since Lyft’s founding. Prior to co-founding Lyft, Mr. Green created the first car-share program at the University of California, Santa Barbara and served on the Board of the Santa Barbara Metropolitan Transit District. Mr. Green currently serves as a member of the board of directors of eBay Inc., an online marketplace and payments company. Mr. Green holds a B.A. in Business Economics from the University of California, Santa Barbara.

Mr. Green was selected to serve on Lyft’s board of directors because of the perspective and experience he brings as Chief Executive Officer and as a co-founder.

John Zimmer. Mr. Zimmer is a co-founder of Lyft and has served as President since March 2013, Vice Chairman since January 2019 and as a member of the board of directors since June 2010, and previously served as Chief Operating Officer from July 2008 until March 2013. Prior to co-founding Lyft, Mr. Zimmer served as an analyst in real estate finance at Lehman Brothers Holdings Inc., which was a global financial services firm. Mr. Zimmer holds a B.S. in Hotel Administration from Cornell University.

Mr. Zimmer was selected to serve on Lyft’s board of directors because of the perspective and experience he brings as President and as a co-founder.

Ran Makavy. Mr. Makavy has served as Executive Vice President and Chief Product Officer since February 2019, and previously served as Executive Vice President, Rideshare Technology from December 2017 to February 2019 and Vice President of Growth from March 2016 to December 2017. From May 2011 to July 2015, Mr. Makavy served as the Director of Product Management at Facebook, Inc., a social network company. Prior to Facebook, Inc., Mr. Makavy co-founded and served as Chief Executive Officer of Snaptu Ltd., a mobile web company. Mr. Makavy holds a B.A. in Computer Science from The Open University and an M.B.A. from London Business School.

Jon McNeill. Mr. McNeill has served as Chief Operating Officer since March 2018. From August 2015 to February 2018, Mr. McNeill served as President, Global Sales and Service at Tesla, Inc., a multinational automotive company. From January 2006 to August 2015, Mr. McNeill served as Chief Executive Officer and Chairperson of the board of directors at Enservio, Inc., a private software-as-a-service company. Mr. McNeill previously served as a founder of multiple technology and retail companies including TrueMotion Inc., Sterling Collision Centers Inc., First Notice Systems, Inc. and Trek Bicycle Stores, Inc. Mr. McNeill currently serves as a member of the board of directors of Lululemon Athletica Inc., an athletic apparel retailer. Mr. McNeill holds a B.A. in Economics from Northwestern University.

Brian Roberts. Mr. Roberts has served as Chief Financial Officer since November 2014, and previously served as Senior Vice President, Partnerships and Corporate Development from October 2014 to November 2014. From May 2011 to October 2014, Mr. Roberts served as Senior Vice President in Business Development and Strategy at Walmart Global eCommerce, a division of Walmart Inc., a retail company. Prior to Walmart, Mr. Roberts served as Senior Managing Director at Evercore Inc., an investment banking advisory firm, led the corporate development organizations at Microsoft Corporation, a software company, and Inktomi Corp., a software company, and served as Vice President at Lazard Frères & Co. LLC, an investment banking advisory firm. Mr. Roberts serves as a member of the board of trustees at The Fred Hutchinson Cancer Research Center. Mr. Roberts holds a B.A. in Economics from the University of California, Berkeley and an M.B.A. from Harvard Business School.

Kristin Sverchek. Ms. Sverchek has served as General Counsel since November 2012 and as Secretary since October 2015. From January 2009 to November 2012, Ms. Sverchek served as an Associate and then Partner at Silicon Legal Strategy, P.C., a law firm. From September 2007 to December 2008, Ms. Sverchek served as an Associate at Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, a law firm. Ms. Sverchek holds a B.A. in Molecular and Cell Biology from the University of California, Berkeley and a J.D. from the University of California, Hastings College of Law.

c.	The Activities of the Officers and Directors

Lyft’s directors spend substantially all of their time as directors for Lyft overseeing Lyft’s business of operating its peer-to-peer marketplace for on-demand ridesharing and other multimodal transportation networks. Lyft’s executive officers spend substantially all of their time managing Lyft’s business of operating its peer-to-peer marketplace for on-demand ridesharing. These activities include, among others, brand and product marketing, recruiting, operations, customer support, finance, accounting, business development, legal services, policy and government relations. Each officer’s specific activities are detailed above. Lyft’s Chief Financial Officer spends less than 2% of his time monitoring Lyft’s cash balances and managing short-term investment securities in accordance with Lyft’s investment policies. None of Lyft’s executive officers, other than the Chief Financial Officer, spend time monitoring cash balances and managing short-term investment securities.

d.	The Activities of Other Employees

As of December 31, 2018, Lyft had approximately 4,791 employees in locations throughout the world. In addition to the officers discussed above, no employees spend time on matters relating to the management of Lyft’s investment securities. Lyft’s cash management activities are managed both internally by Lyft’s Chief Financial Officer and one external investment manager, whose activities are supervised by the Chief Financial Officer. Lyft’s Chief Financial Officer and its six-member corporate development team are involved in investment matters as part of Lyft’s searches for possible acquisition targets whose operations would strategically complement Lyft’s core business of operating its peer-to-peer marketplace for on-demand ridesharing and other multimodal transportation networks. Lyft’s remaining employees are involved in engineering, product, design, brand and product marketing, people, recruiting, operations, customer support, finance, accounting, business development, legal services, policy and government relations.

4.	Nature of Assets.

Lyft’s unconsolidated balance sheet shows fixed and current assets consistent with a platform technology company. As of December 31, 2018, Lyft had approximately $38.7 million in property and equipment, $303.2 million in intercompany receivables, $93 million in prepaid expenses, and $152.8 million in cash or money market funds.

The Company’s remaining assets are consistent with a technology company that must retain liquid assets to finance its business. Lyft’s unconsolidated balance sheet as of December 31, 2018 includes Capital Preservation Investments totaling approximately $2.283 billion, which represents 100% of its total investment securities. The Company’s investment guidelines for capital preservation require these securities to carry investment-grade credit ratings and have a maturity of 12 months or less. Based on these guidelines, the Company holds corporate debt securities, Government securities, commercial paper, CDs, and shares in money market funds. The value of Lyft’s investment securities constituted approximately 26.5% of the value of Lyft’s total assets (excluding Government securities and cash items) as of December 31, 2018, after taking into account fair values for certain assets determined at the direction of the board. The value of Lyft’s investment securities constituted approximately 68.8% of the value of Lyft’s total assets (exclusive of Government securities and cash items), on an unconsolidated basis, without giving effect to certain fair valued assets that are not recognized on Lyft’s balance sheet.

Lyft expects to continue investing in Capital Preservation Investments as well as Government securities and cash items in order to fund its current and future operations, which, as discussed above, are highly capital intensive and require continuous research and development.

If granted an order under Section 3(b)(2), Lyft anticipates that, as is currently the case, in the future its investments in “investment securities” that are not Capital Preservation Investments will be no more than 10% of Lyft’s total assets (other than Government securities and cash items) on an unconsolidated basis.

5.	Sources of Income and Revenue.

Since its inception, Lyft has carried net operating losses. This is not uncommon for early stage technology companies. Because Lyft is still operating at a net loss, income may not be the most relevant determinant of its status as an operating company. Rather, a review of the Company’s current source of revenues provides a more accurate reveal of its operating company status, particularly given the upward trend in recognizing substantially increased revenues based on the growth of the Lyft Platform. And although different from income, the SEC has previously recognized revenues, rather than income, as a useful measure of an issuer’s investment company under Section 3(b)(2).11

[11]

See Exact Sciences Corporation, Investment Company Act Release Nos. 33228 (Sept. 14, 2018) (notice) and 33267 (Oct. 11, 2018) (order) (citing Investment Company Act Release No. 26077 (June 16, 2003); and Applied Materials, Investment Company Act Release Nos. 27114 (Oct. 12, 2005) (order) and 27064 (Sept. 13, 2005) (notice)).

Lyft generates substantially all of its revenue from its ridesharing marketplace that connects drivers and riders. Lyft collects service fees and commissions from drivers for their use of its ridesharing marketplace. As drivers accept more rider leads and complete more rides, Lyft earns more revenue. Lyft also generates revenue from the renting of bikes and scooters and making its ridesharing marketplace available to organizations through its Concierge offering, enabling them to request rides for their customers and employees.

Since 2016, Lyft has increased its revenue from its operating activities substantially. For the year ended December 31, 2018, the Company earned approximately $2.16 billion of revenues primarily attributable to the Lyft Platform compared to 2017 when the Company generated $1.05 billion of revenue and 2016 when the Company generated $343 million in revenue from its operating activities.

As noted, Lyft is not yet earning positive income, and clearly net investment income is not a major factor in the overall revenues of the Company. Indeed, investment income is quite limited. The Company earned $66 million in net interest income in 2018, $20 million in 2017 and $7 million in 2016, all from the Capital Preservation Investments. The increase in investment income was due to an increase in the average cash and marketable securities balance and an increase in the average rate of return on investments for the year ended December 31, 2018 when compared to 2017 and 2016. If net investment income were compared to the Company’s total revenues it would account for approximately 3% in 2018 and approximately 2% of the total revenue figures for 2017 and 2016. Lyft recorded no cost of asset management and related services for any of the last three years.

As these numbers demonstrate, the overwhelming majority of Lyft’s revenue is generated by operation of the Lyft Platform and serve to clearly illustrate Lyft’s character as an operating company.

The above five-factor analysis demonstrates that Lyft is primarily engaged in a non-investment company business and satisfies the standards for an order pursuant to Section 3(b)(2) of the 1940 Act.

V. SUPPORTING PRECEDENT

The Commission has issued numerous orders pursuant to Section 3(b)(2) involving companies with a history of operations, public representations, officer and director participation, asset character and income character comparable to Lyft, including: Exact Sciences Corporation, Investment Company Act Rel. Nos. 33228 (Sept. 14, 2018) (notice) and 33267 (Oct. 11, 2018) (order); Dolby Laboratories, Inc., Investment Company Act Rel. Nos. 29454 (Oct. 1, 2010) (notice) and 29492 (Oct. 27, 2010); RealNetworks, Inc., Investment Company Act Rel. Nos. 27877 (June 28, 2007) (notice) and 27888 (July 24, 2007) (order); Hutchinson Technology Incorporated, Investment Company Act Rel. Nos. 27215 (Jan. 25, 2006) (notice) and 27228 (Feb. 22, 2006) (order); and Applied Materials, Inc., Investment Company Act Rel. Nos. 27064 (Sept. 13, 2005) (notice) and 27114 (Oct. 12, 2005) (order).

VI. APPLICANT’S CONDITIONS

Lyft agrees that any order granting the requested relief will be subject to the following conditions:

1. Lyft will continue to allocate and use its accumulated cash and investment securities for bona fide business purposes.

2. Lyft will refrain from investing or trading in securities for short-term speculative purposes.

VII. REQUEST FOR ORDER

For the above reasons, Lyft requests an order pursuant to Section 3(b)(2) declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicant states that its address is:

Lyft, Inc.

185 Berry Street, Suite 5000

San Francisco, California 94107

Applicant further states that all written or oral communications concerning this Application should be directed to the persons listed on the first page of this Application.

Pursuant to Rule 0-2(c)(1) and 0-2(c)(2) under the 1940 Act, Applicant hereby states that the officer signing and filing this Application on behalf of Applicant is fully authorized to do so. Under the provisions of Applicant’s certificate of incorporation, responsibility for the management of the affairs and business of Applicant is vested in its board. Resolutions duly adopted by Applicant’s board authorizing the preparation and filing of this Application are attached to this Application as Exhibit A. Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of Applicant.

The Verification required by Rule 0-2(d) under the 1940 Act is attached hereto as Exhibit B.

Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Date: March 13, 2019

Respectfully submitted,

Lyft, Inc.

/s/ Brian Roberts

By:	Brian Roberts

Title:	Chief Financial Officer

EXHIBIT A

CERTIFICATION

I, Kristin Sverchek, General Counsel and Secretary of Lyft, Inc., a Delaware corporation (“Lyft” or the “Company”), do hereby certify that the following resolutions were duly adopted at a meeting of the Board of Directors of Lyft on March 12, 2019. I further certify that said resolutions are still in full force and effect and have not been amended or repealed.

WHEREAS, due to the nature of its business, the Company needs to maintain a substantial cash position that is available on short notice, regardless of its business cycle, for operations, capital expenditures, and other developments and needs to maintain substantial liquid capital for acquisitions.

WHEREAS, the Company seeks to preserve its capital and maintain liquidity, pending the use of such capital for its current and future operations and acquisitions, by investing in investment grade and liquid fixed income and money market investments that earn competitive market returns and provide a relatively low level of risk (“Capital Preservation Investments”), which include highly-rated corporate and other credit-based fixed income securities, including commercial paper and corporate and municipal bonds.

WHEREAS, the Company is aware that, absent an applicable exemption, its investments in Capital Preservation Investments could be deemed to be “investment securities” within the meaning of Section 3(a)(2) of the Investment Company Act of 1940, as amended (“1940 Act”), and that the Company could be deemed to be an investment company under Section 3(a)(1)(C) of the 1940 Act if it holds investment securities having a value that exceeds 40 percent of the value of its total assets (exclusive of Government securities, cash and cash items).

WHEREAS, the Company is aware that, absent an applicable exemption, its investments in Capital Preservation Investments could be deemed to be so-called “Bad Assets” as used in connection with Section 3(a)(1)(C) the 1940 Act, and that the Company could be deemed to be an investment company if more than 40 percent of the value of its total assets (exclusive of Government securities, cash and cash items) consists of so-called “Bad Assets”.

WHEREAS, the Company and this Board have had, and do have, the intent for the Company to be engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities, and the Company further believes that, notwithstanding any investments in Capital Preservation Investments, the Company is not an investment company because it is primarily engaged in the non-investment company business of developing and operating a multi-modal transportation technology business.

RESOLVED, that the Board hereby reaffirms that the Company is engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

RESOLVED FURTHER, that the Board of Directors authorizes the Company to file with the Securities and Exchange Commission (“SEC”) an exemptive order application pursuant to Section 3(b)(2) of the 1940 Act seeking to permit it to make investments in Capital Preservation Investments without being deemed to be an investment company under Section 3(a)(1)(C) of the 1940 Act.

RESOLVED FURTHER, in the alternative, the Board of Directors authorizes the Company to file with the SEC an exemptive order application pursuant to Section 6(c) of the 1940 Act seeking an exemption from registration and regulation as an investment company, as such exemption in the Company’s case would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

RESOLVED FURTHER, that the officers and employees of the Company are authorized to take any and all actions reasonably necessary or appropriate to implement these resolutions and all actions previously taken by the officers of the Company in connection with effectuating the intent and purposes of the foregoing resolutions are hereby ratified and affirmed.

IN WITNESS WHEREOF, I have set my name this 13th of March, 2019.

/s/ Kristin Sverchek
Name:	Kristin Sverchek

Title:	General Counsel and Secretary

EXHIBIT B

VERIFICATION

LYFT, INC.

The undersigned states that he has duly executed the attached Application dated March 13, 2019, for and on behalf of Lyft, Inc., that he is the Chief Financial Officer and is authorized to sign the Application on its behalf, and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brian Roberts
Name: Brian Roberts

Title: Chief Financial Officer